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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               Guitar Center, Inc.
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    402040109
                                 (CUSIP Number)
                            Harvey M. Eisenberg, Esq.
                        O'Sullivan Graev & Karabell, LLP
                        30 Rockefeller Plaza - 41st Floor
                            New York, New York 10112
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 July 1, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies of this statement are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  1.       Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Chase Venture Capital Associates, L.P.
           13-337-6808
           --------------------------------------------------------------------

  2.       Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  X
              ------------------------------------------------------------------

           (b)
              ------------------------------------------------------------------

  3.       SEC Use Only
                        -------------------------------------------------------

  4.       Source of Funds (See Instructions)    WC
                                                 -------------------------------

  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                             ---------------------------------------------------

  6.       Citizenship or Place of Organization   California
                                                  ------------------------------

  Number of Shares        7.      Sole Voting Power           4,590,831
  Beneficially Owned                                       ---------------------
  by Each Reporting
  Person With             8.      Shared Voting Power         Not applicable
                                                           ---------------------

                          9.      Sole Dispositive Power      4,590,831
                                                           ---------------------

                         10.      Shared Dispositive Power    Not applicable
                                                           ---------------------

11.         Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                       4,590,831
                                                                      ----------
12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                      (See Instructions)
                                                                        --------

13.         Percent of Class Represented by Amount in Row (11)      21.9%
                                                              ------------------

14.         Type of Reporting Person (See Instructions)

            PN
--------------------------------------------------------------------------------

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--------------------------------------------------------------------------------

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





  1.       Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           Chase Equity Associates, L.P.
           13-3371826
           ---------------------------------------------------------------------

  2.       Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)
              ------------------------------------------------------------------

           (b)
              ------------------------------------------------------------------
  3.       SEC Use Only
                        --------------------------------------------------------
  4.       Source of Funds (See Instructions)    WC
                                              ----------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                              --------------------------------------------------

  6.       Citizenship or Place of Organization   California
                                                  ------------------------------


  Number of Shares        7.      Sole Voting Power     518,910
  Beneficially Owned                                ----------------------------
  by Each Reporting
  Person With             8.      Shared Voting Power      Not applicable
                                                      --------------------------

                          9.      Sole Dispositive Power     518,910
                                                         -----------------------

                         10.      Shared Dispositive Power     Not applicable
                                                           ---------------------

11.        Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                         518,910
                                                                        --------
12.        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                     (See Instructions)
                                                                       ---------
13.        Percent of Class Represented by Amount in Row (11)      2.5%
                                                               -----------------
14.        Type of Reporting Person (See Instructions)

           PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Item 1. Security and Issuer.

                  This statement relates to the Common Stock, par value $0.01 per share (the "Common Stock"), of Guitar Center, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 5155 Clareton Drive, Agoura Hills, CA 91301.


Item 2.  Identity and Background.

                  This statement is being filed by Chase Venture Capital Associates, L.P. and Chase Equity Associates, L.P., each a California limited partnership (hereinafter referred to as "CVCA" and "CEA", respectively), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017.

                  Each of CVCA and CEA is engaged in the venture capital and leveraged buyout business. The general partner of each of CVCA and CEA is Chase Capital Partners, a New York general partnership ("CCP"), which is also engaged in the venture capital and leveraged buyout business, and whose principal office is located at the same address as CVCA and CEA.

                  Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose business address (except for Mr. Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                           John R. Baron
                           Christopher C. Behrens
                           Mitchell J. Blutt, M.D.
                           Arnold L. Chavkin
                           Michael R. Hannon
                           Donald J. Hofmann
                           Stephen P. Murray
                           John M. B. O'Connor
                           Brian J. Richmand
                           Shahan D. Soghikian
                           Jonas Steinman
                           Jeffrey C. Walker
                           Damion E. Wicker, M.D.


Mr. Soghikian's address is c/o Chase Capital Partners, 50 California Street, Suite 2940, San Francisco, CA 94111.

                  Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chase Capital Corporation, a New York corporation ("Chase Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. Chase Capital is a wholly-owned subsidiary of The Chase Manhattan Corporation. The general partners of each of Principals and European Principals is Chase Capital. Chase Capital, Principals and European Principals are each engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chase Capital, each of whom is a U.S. citizen.

                  The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. citizen.

                  To CVCA's and CEA's knowledge, the response to Items 2(d) and
(e) of Schedule 13D is negative with respect to CVCA and CEA and all persons to whom information is required hereunder by virtue of CVCA's and CEA's response to
Item 2.

                  Insofar as the requirements of Items 3-6 inclusive of this
Schedule 13D Statement require that, in addition to CVCA and CEA, the information called for therein should be given with respect to each of the persons listed in this Item 2, including CCP, CCP's individual general partners, Chase Capital, Chase Capital's executive officers and directors, Principals, and Principals' controlling partner, European Principals and European Principals' controlling partner, Chase and Chase's executive officers and directors, the information provided in Items 3-6 with respect to CVCA and CEA should also be considered fully responsive with respect to the aforementioned persons who have no separate interests in the Issuer's Common Stock which is required to be reported thereunder. Although the definition of "beneficial ownership" in Rule 13d-3 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), might also be deemed to constitute these persons beneficial owners of the Issuer's Common Stock acquired by CVCA and CEA, neither the filing of this statement nor any of its contents shall be deemed an admission that any of such persons is a beneficial owner of the Issuer's Common Stock acquired by CVCA and CEA or a member of a group together with CVCA and CEA either for the purpose of
Schedule 13D of the Exchange Act or for any other purpose with respect to the Issuer's Common Stock.

Item 3.  Source and Amount of Funds or Other Consideration.

Transactions Involving the Issuer

                  On June 5, 1996, in connection with a $70 million recapitalization of the Issuer (the "Recapitalization") and pursuant to a Recapitalization Agreement dated as of May 1, 1996 between the Issuer, CVCA and the other parties thereto (the "Recapitalization Agreement", a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference), CVCA and CB Capital Investors, L.P. ("CBCI"), an affiliate of CVCA, purchased 332,640 and 187,110 shares of the Issuer's Junior Preferred Stock, respectively, for an aggregate purchase price of $33,264,000 and $18,711,000, respectively, and 336,000 and 189,000 shares of the Issuer's Common Stock, respectively, for an aggregate purchase price of $336,000 and $189,000, respectively.

                  In connection with the Recapitalization, each of CVCA and CBCI became parties to a Stockholders Agreement dated as of June 5, 1996 (the "Stockholders Agreement") and a Registration Rights Agreement dated as of June 5, 1996, as amended and restated as of May 28, 1999 (the "Registration Rights Agreement", a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference). The Stockholders Agreement, which terminated upon the Issuer's initial public offering on March 14, 1997, granted the stockholders of the Issuer, including each of CVCA and CBCI, certain rights, including without limitation, the right to designate members of the Issuer's Board of Directors and the right to subscribe for a proportional share of certain future equity issuances by the Issuer. The Registration Rights Agreement granted certain stockholders of the Issuer, including CVCA and CBCI, the right to cause the Issuer to register such shareholder's shares of equity at any time upon the request of at least 60% of the equity securities held by such holders, as well as the right to include their shares of equity securities in any registration of equity securities in any public offering and the Issuer has agreed to pay all costs associated with any such registrations. At the time of the Recapitalization, CVCA designated Jeffrey C. Walker, the managing general partner of CCP, the sole general partner of each of CVCA and CEA, as its designee on the Issuer's Board of Directors. Mr. Walker is presently a member of the Issuer's Board of Directors.

                  On October 29, 1996, CBCI sold its investment in the Issuer to CVCA for $18,900,000. Also on October 29, 1996, CVCA sold 24,948 shares of the Issuer's Junior Preferred Stock at a cost of $2,494,000 and 25,200 shares of the Issuer's Common Stock at a cost of $25,200 to the Guitar Center Investors Fund, LLC.

                  Pursuant to an Amended and Restated Memorandum of Understanding and Stock Option Agreement dated as of December 30, 1996 (the "Investor's Option Agreement," a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference), CVCA granted options ("Options") to purchase an aggregate of 22,641.52 shares of the Issuer's Common Stock at a purchase price of $4.33 per share to certain officers and key managers of the Issuer. The Options are presently exercisable and expire on December 30, 2001.

                  On March 14, 1997, the Issuer had an initial public offering of its Common Stock and as a result thereof, CVCA's Junior Preferred Stock was reclassified into Common Stock at a rate of 6.67:1 and CVCA's Stock was reclassified into Common Stock at a rate of 2.5817:1. As a result of the public offering, CVCA received 4,589,164 shares of the Issuer's Common Stock.

                  On May 6, 1998, pursuant to the Issuer's Amended and Restated 1996 Performance Stock Option Plan (the "Option Plan", a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference), Jeffrey C. Walker was granted an Incentive Stock Option (the "Option", a copy of which is attached hereto as Exhibit 5 and incorporated by reference) to purchase up to 5,000 shares of the Issuer's Common Stock at a purchase price of $28.5625 per share. The Option expires on May 6, 2008 and is subject to vesting as follows:
1,667 shares on May 6, 1999; 1,667 shares on May 6, 2000 and 1,666 shares on May 6, 2001. Mr. Walker is obligated to transfer any shares issued under the Option to CVCA. The Option, therefore allows CVCA, as transferee, to purchase up to 5,000 shares of the Issuer's Common Stock.

                  On June 15, 1999 and June 16, 1999, CEA purchased the following shares of the Issuer's therefore, Common Stock in open market transactions:


         Date     Shares of Common Stock    Price/Share     Total Price
         ----     ----------------------    -----------     -----------

         6/15/99    25,000                  $9.8125           $245,312.50
         6/15/99   100,000                  $9.6250           $962,500.00
         6/15/99   200,000                  $9.6250         $1,925,000.00
         6/15/99   155,000                  $9.6250         $1,491,875.00
         6/15/99    19,000                  $9.6250           $182,875.00
         6/15/99     6,000                  $9.7500            $58,500.00
         6/16/99    13,910                  $9.6250           $133,883.75

Source of Funds

                  The funds provided by CVCA for the purchase of the Issuer's Junior Preferred Stock and Common Stock were obtained from CVCA's contributed capital, which includes funds that are held available for such purpose. The funds provided by CEA for the purchase of the Issuer's Common Stock were obtained from CEA's contributed capital, which includes funds that are held available for such purpose. Each of CVCA and CEA disclaims that it is a member of a group with any other persons either for purposes of this Schedule 13D or for any other purpose related to its beneficial ownership of the Issuer's securities.

Item 4.  Purpose of Transaction.

                  The acquisition of the Issuer's equity securities has been made by CVCA and CEA for investment purposes. Although neither CVCA or CEA has a present intention to do so, each of CVCA and CEA may make additional purchases of the Issuer's Common Stock either in the open market or in privately negotiated transactions, including transactions with the Issuer, depending on an evaluation of the Issuer's business prospects and financial condition, the market for the Common Stock, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, each of CVCA and CEA may decide to sell all or part of its holdings of the Issuer's Common Stock in one or more public or private transactions.

                  Except as set forth in this Item 4, neither CVCA or CEA has a present plan or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, CVCA and CEA each reserve the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation or sale, of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Issuer's Common Stock to cease to be listed on the NASDAQ National Market System or causing the Common Stock to become eligible for termination of registration, under section 12(g) of the Exchange Act.


Item 5. Interest in Securities of the Issuer.

                  CVCA may be deemed the beneficial owner of 4,590,831 shares of the Issuer's Common Stock. CVCA's deemed beneficial ownership represents 21.9% of the Common Stock as of June 16, 1999. CVCA has the sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock. CEA may be deemed beneficial owner of 518,910 shares of the Issuer's Common Stock. CEA's deemed beneficial ownership represents 2.5% of the outstanding shares of Common Stock as of June 16, 1999. CEA has the sole voting power and dispositive power with respect to its shares of the Issuer's Common Stock.

                  Except as reported in Item 3 above and incorporated herein by reference, there have been no transactions involving the Issuer's Common Stock during the past sixty days which are required to be reported in this Statement. No person other than CVCA and CEA, respectively, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Issuer's Common Stock owned beneficially by CVCA and CEA, respectively.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this Item.

Item 7.  Material to be Filed as Exhibits.

1. Recapitalization Agreement dated as of May 1, 1996, among the Issuer, CUCA and the other parties thereto, which is incorporated by reference to Exhibit
10.2 in the Issuer's Registration Statement in Form S-1 (file No. 333-10491).

2. Amended and Restated Registration Rights Agreement, dated as of May 28, 1999, among the Issuer and the Shareholders party thereto.

3. Amended and Restated Memorandum of Understanding and Stock Option Agreement, dated as of December 30, 1996 among CVCA, the other investors party thereto and certain members of the Issuer's management.

4. Company's Amended and Restated 1996 Performance Stock Option Plan, as amended by Amendment No. 1 and the Modification to the Amended and Restated 1996 Performance Stock Option Plan, which are incorporated by reference to Exhibits 10.5, 10.24 and 10.28, respectively, in the issuer's Registration Statement on form S-1 (File No. 333-10491).

5. Incentive Stock Option dated as of May 6, 1998.

SCHEDULE A

Item 2 information for executive officers and directors of Chase Capital Corporation.

SCHEDULE B

Item 2 information for executive officers and directors of The Chase Manhattan Corporation.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            CHASE VENTURE CAPITAL ASSOCIATES, L.P.
                            By:  Chase Capital Partners, Its General Partner

                            By: /s/ Christopher C. Behrens
                               ------------------------------------------------
                                Name:  Christopher C. Behrens
                                Title: A General Partner of Chase Capital
                                       Partners

        July 8, 1999
------------------------------
           Date

                                                                      SCHEDULE A

                            CHASE CAPITAL CORPORATION

                               Executive Officers

Chairman & Chief Executive Officer                    William B. Harrison, Jr.*

President                                             Jeffrey C. Walker**

Executive Vice President                              Mitchell J. Blutt, M.D.**

Vice President & Secretary                            Gregory Meridith*

Vice President and Treasurer                          Elisa R. Stein**

Assistant Secretary                                   Robert C. Carroll*

Assistant Secretary                                   Anthony J. Horan*

Assistant Secretary                                   Denise G. Connors*

                                    Directors

                           William B. Harrison, Jr.*
                               Jeffrey C. Walker**

-------------------
     *Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

     **Principal occupation is employee of Chase and/or general partner of Chase Capital Partners. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.

                                                                      SCHEDULE B

                         THE CHASE MANHATTAN CORPORATION

                              Executive Officers*

                    Walter V. Shipley, Chairman of the Board
         William B. Harrison, Jr., President and Chief Executive Officer
                        Donald L. Boudreau, Vice Chairman
                        James B. Lee, Jr., Vice Chairman
                   Denis J. O'Leary, Executive Vice President
                         Marc J. Shapiro, Vice Chairman
                        Joseph G. Sponholz, Vice Chairman
                   John J. Farrell, Director, Human Resources
        Frederick W. Hill, Director Corporate Marketing and Communication
                       William H. McDavid, General Counsel

                                   Directors**

                                             Principal Occupation or Employment;
Name                                         Business or Residence Address
----                                         -----------------------------------

Hans W. Becherer                             Chairman of the Board
                                             Chief Executive Officer
                                             Deere & Company
                                             8601 John Deere Road
                                             Moline, IL 61265

Frank A. Bennack, Jr.                        President and Chief Executive
                                              Officer
                                             The Hearst Corporation
                                             959 Eighth Avenue
                                             New York, New York  10019

Susan V. Berresford                          President
                                             The Ford Foundation
                                             320 E. 43rd Street
                                             New York, New York  10017

M. Anthony Burns                             Chairman of the Board, President
                                              and Chief Executive Officer
                                             Ryder System, Inc.
                                             2800 N.W. 82nd Avenue
                                             Miami, Florida  33166

--------------------
     * Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

     ** Each of the persons named below is a citizen of the United States of America.

H. Laurence Fuller                            Co-Chairman of the Board and
                                               Chief Executive Officer
                                              Amoco Corporation
                                              200 East Randolph Drive
                                              Chicago, Illinois  60601

William H. Gray, III                          President and Chief Executive
                                               Officer
                                              The College Fund/UNCF
                                              9860 Willow Oaks Corporate Drive
                                              P.O. Box 10444
                                              Fairfax, Virginia  22031

William B. Harrison, Jr.                      President and Chief Executive
                                               Officer
                                              The Chase Manhattan Corporation
                                              270 Park Avenue, 8th Floor
                                              New York, New York  10017-2070

Harold S. Hook                                Retired Chairman and Chief
                                               Executive Officer
                                              American General Corporation
                                              2929 Allen Parkway
                                              Houston, Texas  77019

Helene L. Kaplan                              Of Counsel
                                              Skadden, Arps, Slate, Meagher
                                               & Flom
                                              919 Third Avenue - Room 29-72
                                              New York, New York  10022

 Thomas G. Labrecque                          Retired President and Chief
                                               Operating Officer
                                              The Chase Manhattan Corporation
                                              270 Park Avenue
                                              New York, New York  10017

Henry B. Schacht                              Director and Senior Advisor
                                              E.M. Warburg, Pincus & Co., LLC
                                              466 Lexington Avenue, 10th Floor
                                              New York, New York 10017

Walter V. Shipley                             Chairman of the Board
                                              The Chase Manhattan Corporation
                                              270 Park Avenue
                                              New York, New York  10017

Andrew C. Sigler                              Retired Chairman of the Board and
                                               Chief Executive Officer
                                              Champion International Corporation
                                              One Champion Plaza
                                              Stamford, Connecticut  06921

John R. Stafford                              Chairman, President and
                                               Chief Executive Officer
                                              American Home Products Corporation
                                              5 Giralda Farms
                                              Madison, New Jersey  07940

Marina v.N. Whitman                           Professor of Business
                                               Administration and Public Policy
                                              The University of Michigan
                                              School of Public Policy
                                              411 Lorch Hall, 611 Tappan Street
                                              Ann Arbor, MI  48109-1220